UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2025

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Securities Purchase Agreement

On September 29, 2025, Taoping Inc., a British Virgin Islands business company with limited liability (the “Company”), through its wholly owned British Virgin Islands subsidiary, Taoping Holdings Limited (“Taoping Holdings”), entered into a Share Purchase Agreement (the “SPA”) with Skyladder Holding Limited (the “Transferor”), pursuant to which Taoping Holdings agreed to acquire 100% of the equity interests of Skyladder Group Limited, a Hong Kong company and a wholly owned subsidiary of the Transferor (the “Target “or “Skyladder Group”). Pursuant to the SPA, the total consideration for the acquisition of the Target is RMB 152 million (approximately US$21.36 million), payable in 7,882,921 ordinary shares of the Company, with no par value per share (the “Ordinary Shares”), which will be issued in a single batch within 10 business days after all closing conditions have been satisfied or waived and the equity transfer of the Target has been completed in Hong Kong (the “Transaction”).

The SPA contains customary representations, warranties, covenants, and indemnification obligations of the contracting parties. If this Transaction is completed, the parties agree that the period from September 15, 2025, to December 31, 2025 (the “Closing Evaluation Period”) will be used by Taoping Holdings to assess the net profit or loss of the Target. Any profit generated during the Closing Evaluation Period shall belong to Taoping Holdings, and any loss shall be borne by the Transferor. From September 30, 2025, until the Closing (as defined below), profits within the consolidated scope and normal operating losses (such as salaries, office, travel, and other regular expenses) will be for the account of the Transferor.

The closing of the Transaction is subject to the conditions set forth in the aforementioned representations, warranties, and covenants and the parties have agreed to use their best efforts to close the Transaction by October 31, 2025, and in any event by December 31, 2025 (the “Closing”). From Closing, all rights and obligations related to the Target will be borne by Taoping Holdings. Within two months after Closing, the Target’s directors and senior management will be replaced by individuals designated by the parties, with the Transferor providing necessary assistance. The Target will establish a three-member board, with two directors appointed by the Transferor and one by Taoping Holdings; the chair will be elected by the board. The Target will adopt a flat management structure, and the board will appoint and remove the general manager, who will be nominated by the Transferor.

The Ordinary Shares to be issued will initially be subject to transfer restrictions, which may be lifted in tranches upon achievement of audited revenue and net profit (after tax) targets for the Target for the period from October 1, 2025 to December 31, 2025 and each year from 2026 through 2029 including achieving revenue of RMB 20.41 million and net profit of RMB 1.1 million from October 1, 2025 to December 31, 2025, revenue of RMB 74.14 million and net profit of RMB 3.80 million in 2026; revenue of RMB 101.98 million and net profit of RMB 7.74 million in 2027; revenue of RMB 135.06 million and net profit of RMB 14.90 million in 2028; and revenue of RMB 180.66 million and net profit of RMB 22.14 million in 2029. For each period, if the Target meets the specified performance targets, a tranche of shares will be unlocked within 20 business days after the Company files its annual report on Form 20-F with the US Securities and Exchange Commission for the relevant year. If a period’s net profit target is not met, the Company may defer unlocking for that period to the next period. If cumulative audited net profit for the next period plus the prior period meets the sum of the two periods’ targets, both the deferred and current tranches will be unlocked. If any targets remain unmet by the end of the overall performance commitment period, the Company may cancel and retire the corresponding Ordinary Shares. If all targets are ultimately met, any deferred and current tranches will be unlocked together.

Prior to the entry into the SPA, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, Taoping Holdings, on the one hand, and the Target and the Transferor, on the other.

The Ordinary Shares will be issued as “restricted securities” pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation S promulgated under the Securities Act for offers and sales made outside the United States.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

On September 30, 2025, the Company issued a press release announcing the entry of the SPA. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

This Form 6-K, including the exhibits is hereby incorporated by reference into the registration statements of the Company on Form S-8 (No. 333-211363), Form S-8 (No. 333-256600), Form S-8 (No, 333-283697), Form F-3 (File No. 333-262181) and Form F-3 (File No. 333-288404) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our potential inability to achieve or sustain profitability, our independent registered auditors’ substantial doubt about our ability to continue as a going concern, unfavorable economic conditions that may affect the level of technology and Out-of-Home advertising spending by our customers, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information - Risk Factors” and elsewhere in our Annual Report on Form 20-F filed on April 29, 2025 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Share Purchase Agreement, dated September 29, 2025, by and among Taoping Holdings Limited, Taoping Inc., Skyladder Holding Limited and Skyladder Group Limited
99.2	Press Release dated September 30, 2025